

February 15, 2011

Sanford A. Ibrahim
Chief Executive Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

> **Re:** **Radian Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-11356**

Dear Mr. Ibrahim:

We have reviewed your January 18, 2011 response to our December 16, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis
Critical Accounting Policies
Reserve for Losses, page 150

1. Refer to your response to prior comment five, on page four of your response, where you indicate that you follow the guidance in ASC 944-40 which requires a liability for unpaid claims and claim adjustment expenses to be established when an insured event occurs. Please tell us how you considered ASC 450-20 and whether your estimate of loss reserves complies with that standard.

Sanford A. Ibrahim
Radian Group Inc.
February 15, 2011
Page 2

2. Refer to your response to prior comment five, on page seven of your response, where you state that your reserve estimate does not currently include a specific assumption for reinstatement of previously rescinded policies, and please address the following:
    - You state that you do not believe that this activity is material to your total claims paid or incurred losses for the year, or your current reserve estimate. Please tell us whether you believe this activity is material to your pre-tax net loss for the earlier periods affected.
    - Please revise your disclosure to include a statement similar to your response that your assumption for projected insurance rescissions embedded in your estimated default to claim rate on your in-force default inventory does include an adjustment to your estimated rescission rate for successful rebuttals, to account for the fact that a small number of policies, for which an initial intent to rescind letter has been sent to your lender-customers, are expected to remain in-force as a result of valued challenges by such policyholders. Also, quantify the amount if material.

Notes to Consolidated Financial Statements
10. Losses and LAE, page 227

3. Refer to your response to prior comment seven. We believe that quantified disclosure of the impact that rescissions and claim denials had on your prior year redundancy of $411.6 million appears to be material. Please revise your disclosure to quantify the change in the prior years' losses and LAE incurred related to rescissions and claim denials in the footnotes to the tabular disclosure or elsewhere in the Note.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant